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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of May, 2002

Commission File Number 0-30860

Axcan Pharma Inc.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

This Form 6-K consists of:

A press release issued by Axcan Pharma Inc. on May 7, 2002, entitled "Axcan's Second Quarter Earnings Increase 30% Revenues Rise 24%."

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: May 15, 2002	By:	/s/ Jean Vèzina
	Name:	Jean Vèzina
	Title:	Vice-President, Finance and Chief Financial Officer

[AXCAN PHARMA INC. LOGO]	AXCAN PHARMA INC.
597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4
Tél.: (450) 467-5138 1 (800) 565-3255 Fax: (450) 464-9979
www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSE SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ National Market):	AXCA
DATE:	May 7, 2002
News Release for immediate distribution

AXCAN'S SECOND QUARTER EARNINGS INCREASE 30%
REVENUES RISE 24%

MONT SAINT-HILAIRE, Quebec—Axcan Pharma Inc. ("Axcan" or the "Company") announced today an increase of 30% in earnings for the second quarter ended March 31, 2002, and a 24% increase in revenues for the quarter over the same period last year. Revenues rose over 20% for the first half of fiscal 2002 year. During the quarter, the Company also completed a public offering of $66.1 million* and, after the end of the quarter, signed an agreement to acquire a second company in France, Laboratoire du Lactéol du Docteur Boucard S.A. ("Lactéol"), located near Paris.

"These results are further validation of Axcan's corporate and marketing strategy and of our credibility in the field of gastroenterology," said Léon F. Gosselin, President and CEO of Axcan. "Our ever increasing market penetration in the United States and the leadership position of a number of our key products both in the United States and in Canada, confirm Axcan's position as a leader when it comes to serving patients suffering from gastrointestinal diseases. Our proactive moves into the European market with our recent acquisitions in France will reinforce our position as a leading GI company, while our success in financing means that the Company remains essentially debt-free with approximately $80 million cash and cash equivalents available at the end of the quarter for further expansion," he added.

Highlights of the Quarter

•
Revenues of $30.5 million for the quarter, up 24% over the same quarter of the previous fiscal year;

•
Earnings of $4.7 million for the second quarter, up 30% over the same quarter of the previous fiscal year and of $8.2 million for the first half of the year, up 25% over the first half of fiscal 2001 (on an adjusted basis);

*
All amounts are in US dollars.

•
Earnings per share rise to $0.12 from $0.10 a year earlier (on an adjusted basis, as shown below), an increase of 20% despite a 12% increase in the weighted number of common shares outstanding;

	Three-month period ended March 31		Six-month period ended March 31
	2002 $	2001 $	2002 $	2001 $
Basic net earnings per share	0.12	0.07	0.21	0.12
Amortization of intangible assets determined to have an indefinite life and goodwill	—	0.03	—	0.06

Adjusted basic net earnings per share	0.12	0.10	0.21	0.18

•
Completion of public offering of 5,750,000 shares for total gross proceeds of $66.1 million.

•
Following the end of the quarter:

—
Acquisition of Lactéol in France and related assets for a total purchase price of $12.6 million of which approximately $4.8 million was paid in Axcan shares. This new subsidiary is specialized in the manufacturing and distribution of lyophilized powder and capsules containing a specific Lactobacillus proprietary strain for the treatment of diarrhea. The product is sold under the Lactéol brand name. Lactéol recorded revenue in excess of $10 million for its last fiscal year ended December 31, 2001, and was profitable;

—
Filing of marketing authorization application with the European agency for the Evaluation of Medicinal Products, for the use of Axcan's photodynamic therapy, PHOTOBARR (porfimer sodium), in the treatment of high-grade dysplasia associated with Barrett's Esophagus.

Detailed Quarterly Financial Results

Revenue for the second quarter ended March 31, 2002 was $30.5 million, compared to $24.6 million for the same period of the preceding year, a 24% increase. For the six-month period ended March 31, 2002, revenue was $59.3 million compared to $49.0 million for the corresponding period in fiscal 2001, an increase of 21%. On November 7, 2001, Axcan acquired Laboratoires Entéris S.A.S., a company specializing in the distribution of gastrointestinal products in France. For the six-month period ended March 31, 2002, sales in France amounted to $4.1 million.

Revenue from sales of Axcan's products in the United States was $46.3 million for the six-month period ended March 31, 2002, compared to $34.9 million for the six-month period ended March 31, 2001. In Canada, including foreign sales made mainly in the United States, revenue was $13.9 million for the six-month period ended March 31, 2002, compared to $13.7 million for the corresponding period of the preceding year.

Cost of goods sold was $7.4 million for the three months ended March 31, 2002, compared to $6.2 million for the corresponding period in fiscal 2001. Cost of goods sold was $14.7 for the six-month period ended March 31, 2002, compared to $12.2 million for the same period of the preceding year. As a percentage of revenue, cost of goods sold decreased to 24% for the three months ended March 31, 2002, from 25% for the corresponding period of the previous fiscal year. This decrease was due primarily to an increase in sales in the United States. For the six months ended March 31, 2002, cost of goods sold as a percentage of revenue was the same as for the corresponding period of the preceding year at 25%.

Selling and administrative expenses were $11.7 million for the three months ended March 31, 2002, compared to $9.0 million for the three months ended March 31, 2001, and $24.1 million for the six months ended March 31, 2002, compared to $18.4 for the corresponding period of the preceding year. These increases are mainly due to the additions made to the sales force in the United States and increased marketing efforts on URSO 250 and the newly launched CANASA suppositories in the

United States. The inclusion of the selling and administrative expenses of Laboratoires Entéris S.A.S. also contributed to the increases.

Research and development expenses were $2.2 million for the three months ended March 31, 2002, compared to $1.5 million for the three months ended March 31, 2001, and $3.7 million for the six months ended March 31, 2002, compared to $3.5 million for the same period of the previous year.

Financial expenses were $0.3 million for the three-month period ended March 31, 2002, compared to $1.1 million for the three-month period ended March 31, 2001, and $0.5 million for the six months ended March 31, 2002, compared to $2.4 million for the six months ended March 31, 2001. Financial expenses for the first six months of fiscal 2001, were primarily attributable to interest paid on the balance of a loan of approximately $52 million used to acquire the 50% interest of Schwarz Pharma Inc. in the Axcan URSO joint-venture. This loan has since been reimbursed.

Depreciation and amortization was $1.8 million for the three months ended March 31, 2002, compared to $3.0 million for the corresponding period of the preceding year, and $3.5 million for the six months ended March 31, 2002, compared to $6.0 million for the six months ended March 31, 2001. The decreases result from the change in accounting policies regarding goodwill and other intangible assets. Since October 1, 2001, the Company has adopted new accounting standards on goodwill and other intangible assets and it no longer amortizes its goodwill and trademarks with indefinite life but evaluates goodwill and trademarks with indefinite life for impairment at least annually. This change in accounting policies reduced the amortization and depreciation by $1.6 million for the three-month period ended March 31, 2002, and by $3.2 million for the six-month period ended March 31, 2002.

Net earnings were $4.7 million, or $0.12 per share, for the three months ended March 31, 2002, compared to $2.5 million, or $0.07 per share for the three months ended March 31, 2001. Net earnings for the six months ended March 31, 2002, were $8.2 million, or $0.21 per share, compared to $4.3 million, or $0.12 per share, for the corresponding period of the preceding year.

For the six months ended March 31, 2002, cash flows from operating activities were $15.8 million compared to $5.0 million for the corresponding period of the preceding year. For the six-month period ended March 31, 2002, Axcan used $2.5 million for repayment of long-term debt and $10.3 million as initial payment for the acquisition of Laboratoires Entéris S.A.S. The balance of $11.8 million should be paid during the third quarter of the current fiscal year and appears in the current liabilities as at March 31, 2002. On March 26, 2002, Axcan completed a public offering in the United States and raised $66.1 million following the issue of 5.75 million shares.

The balance sheet is very strong, with cash and cash equivalents of $80.4 million, working capital of $89.7 million, minimal long-term debt of $0.4 million and shareholders' equity of $276.9 million.

On April 22, 2002, Axcan also completed the acquisition of Lactéol in France, for a total purchase price of $12.6 million. A portion of approximately $4.8 million was paid through the issue of 365,532 shares at $13.04 per share; the remainder of approximately $7.8 million, was paid in cash.

Axcan will hold an analyst and institutional investor conference call to discuss second quarter results on Tuesday, May 7, at 4:30 P.M. EST. The call will be broadcast live via the Internet at www.axcan.com. A replay of the call will be available via the Internet and also via telephone at 1 (800) 558-5253, access code 205 529 32.

Axcan is a leading specialty pharmaceutical company in the field of gastroenterology with activities in both North America and Western Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The name PHOTOBARR, CANASA and URSO 250 appearing in this press release are trademarks of Axcan Pharma Inc.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Tel: (205) 991-8085
or	Isabelle Adjahi Director, Investor Relations Tel: (450) 467-5138
Web: http://www.axcan.com

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31	September 30
	2002 $	2001 $
	in thousands of U.S. dollars
Assets
Current assets
Cash and cash equivalents	80,407	16,541
Accounts receivable	20,606	22,178
Income taxes receivable	1,471	417
Inventories	17,058	16,735
Prepaid expenses and deposits	1,771	1,803
Future income taxes	3,054	3,335

	124,367	61,009
Investment in a private company	1,156	1,156
Other investments	1,415	1,423
Capital assets	185,059	162,584
Future income taxes	4,589	3,221
Goodwill	25,083	19,710

	341,669	249,103

Liabilities
Current liabilities
Accounts payable	20,802	16,113
Purchase price balance payable	11,713	—
Income taxes payable	1,790	782
Instalments on long-term debt	128	103
Future income taxes	251	453

	34,684	17,451
Long-term debt	429	112
Future income taxes	29,170	25,704
Non-controlling interest	515	695

	64,798	43,962

Shareholders' Equity
Equity component of purchase price	2,704	2,704
Capital stock	253,160	186,650
Retained earnings	22,141	16,914
Accumulated foreign currency translation adjustments	(1,134)	(1,127)

	276,871	205,141

	341,669	249,103

CONSOLIDATED CASH FLOWS
(unaudited)

	Three-month periods ended March 31		Six-month periods ended March 31
	2002 $	2001 $	2002 $	2001 $
	in thousands of U.S. dollars
Operations
Net earnings	4,672	2,492	8,190	4,313
Non-cash items
Non-controlling interest	(90)	—	(180)	—
Interest income	—	(132)	—	(296)
Depreciation and amortization	1,753	2,980	3,546	5,985
Gain on disposal of assets	—	(132)	—	(141)
Foreign currency fluctuation	(153)	(148)	176	(3)
Future income taxes	155	(230)	490	872
Investment tax credit	(138)	—	(254)	—
Change in working capital items	(356)	(6,730)	3,799	(5,685)

Cash flows from operating activities	5,843	(1,899)	15,767	5,045

Financing
Long term debt	157	—	407	—
Repayment of long-term debt	(29)	(1,379)	(2,470)	(8,491)
Non-controlling interest	—	—	—	195
Issue of shares	66,297	105	66,510	171
Share issue expenses	(4,667)	—	(4,667)	—

Cash flows from financing activities	61,758	(1,274)	59,780	(8,125)

Investment
Acquisition of temporary investments	—	(25,103)	—	(25,103)
Disposal of temporary investments	—	25,098	—	25,098
Acquisition of investments	—	—	(6)	(66)
Disposal of investments	12	186	13	193
Acquisition of capital assets	(376)	(1,215)	(1,384)	(3,044)
Disposal of capital assets	—	—	—	33
Net cash used for business acquisition	—	—	(10,261)	—

Cash flows from investment activities	(364)	(1,034)	(11,638)	(2,889)

Foreign exchange loss on cash held in foreign currency	(7)	—	(43)	—

Net increase (decrease) in cash and cash equivalent	67,230	(4,207)	63,866	(5,969)
Cash and cash equivalents, beginning of period	13,177	9,373	16,541	11,135

Cash and cash equivalents, end of period	80,407	5,166	80,407	5,166

CONSOLIDATED EARNINGS
(unaudited)

	Three-month periods ended March 31		Six-month periods ended March 31
	2002 $	2001 $	2002 $	2001 $
	in thousands of U.S. dollars, except per share
Revenue	30,532	24,636	59,261	49,017

Cost of goods sold	7,365	6,200	14,744	12,211
Selling and administrative expenses	11,677	8,962	24,137	18,386
Research and development expenses	2,182	1,517	3,740	3,527

	21,224	16,679	42,621	34,124

	9,308	7,957	16,640	14,893

Financial expenses	334	1,110	495	2,401
Interest income	(70)	(225)	(175)	(584)
Depreciation and amortization	1,753	2,980	3,546	5,985

	2,017	3,865	3,866	7,802

Earnings before income taxes	7,291	4,092	12,774	7,091
Income taxes	2,619	1,600	4,584	2,778

Net earnings	4,672	2,492	8,190	4,313

Earnings per common share
Basic	0.12	0.07	0.21	0.12
Diluted	0.12	0.07	0.21	0.12

Weighted average number of common shares
Basic	38,778,428	34,539,080	38,600,940	34,529,931
Diluted	39,705,812	35,235,526	39,480,908	35,219,754

CONSOLIDATED RETAINED EARNINGS
(unaudited)

	Three-month periods ended March 31		Six-month periods ended March 31
	2002 $	2001 $	2002 $	2001 $
	in thousands of U.S. dollars
Balance, beginning of period	20,432	8,905	16,914	7,195
Net earnings	4,672	2,492	8,190	4,313
Share issue expenses	(2,963)	—	(2,963)	—
Cumulative dividends	—	(102)	—	(213)

Balance, end of period	22,141	11,295	22,141	11,295

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
in thousands of U.S. dollars, except per share amounts

1. Significant accounting policies

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2001, except for the amortization of goodwill and other intangible assets as described below. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2. Changes in accounting policies

Business combination

In 2001, Canadian Institute of Chartered Accountants (CICA) approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with indefinite life, but evaluates goodwill and trademarks with indefinite life, but evaluates goodwill and trademarks with indefinite life for impairment at least annually. These standards are the same in the United States.

The following table presents the matching of net earnings and basic earnings per share as reported for the prior year and corresponding information recalculated as a result of applying the new standards.

	Three-month periods ended March 31		Six-month periods ended March 31
	2002 $	2001 $	2002 $	2001 $
Net earnings	4,672	2,392	8,190	4,313
Add: amortization	—	1,112	—	2,224

Adjusted net earnings	4,672	3,604	8,190	6,537

Basic earnings per share
Net earnings	0.12	0.07	0.21	0.12
Add: amortization	—	0.03	—	0.06

Adjusted net earnings	0.12	0.10	0.21	0.18

Interim financial statements

The Company adopted retroactively the CICA recommendations on the presentation of interim financial statements. The new recommendations require the presentation of a statement of retained earnings and minimal disclosures including the basis of presentation. These new recommendations also require the presentation of a comparative balance sheet as of the end of the preceding fiscal year of the Company.

3. Business acquisition

On November 7, 2001, the Company acquired all the outstanding shares of Laboratories Enteris S.A.S. a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses amounted to $23,000,840, of which $10,897,993 was paid in cash and the balance will be paid during the year 2002. The allocation of the purchase price indicated below has been determinated based on available information and preliminary evaluations. The allocation is subject to change as new data may become available.

$
Net assets acquired at the attributed values
Assets
Cash and cash equivalents	637
Other working capital items	2,742
Capital assets and other assets	23,239
Goodwill	5,373

31,991

Liabilities
Accounts payable	3,272
Long term debt	2,405
Future income taxes	3,313

8,990

23,001

Consideration
Cash	10,898
Purchase price balance payable	12,103

23,001

Net cash used for acquisition	10,261

4. Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic segments:

	Three-month periods ended March 31		Six-month periods ended March 31
	2002 $	2001 $	2002 $	2001 $
Revenue
Canada
Domestic sales	2,624	3,867	8,430	8,986
Foreign sales, mainly in United States	4,500	2,343	5,428	4,714
United States
Domestic sales	25,218	18,292	46,430	34,923
Foreign sales	129	85	269	266
Other
Domestic sales	2,690	134	4,511	394
Foreign sales	—	—	—	7,423
Inter-segment	(4,629)	(85)	(5,697)	(7,689)

	30,532	24,636	59,261	49,017

Earnings (loss) before financial expenses, interest income, depreciation and amortization and income taxes
Canada	(99)	592	959	1,977
United States	9,142	6,957	15,639	12,316
Other	265	408	42	600

	9,308	7,957	16,640	14,893

Depreciation and amortization
Canada	340	269	656	534
United States	1,020	2,356	2,098	4,711
Other	393	355	792	740

	1,753	2,980	3,546	5,985

5. Earnings per common share

The following is the detail of the denominators of the basic and diluted earnings per common share computations:

	Three-month periods ended March 31		Six-month periods ended March 31
	2002	2001	2002	2001
Weighted average number of common shares	38,778,428	34,539,080	38,600,940	34,529,931
Effect of dilutive stock options	731,498	435,520	674,418	427,356
Effect of dilutive equity component of purchase price	195,886	260,926	205,550	262,467

Adjusted weighted average number of common shares	39,705,812	35,235,526	39,480,908	35,219,754

6. Subsequent Event

On April 22, 2002, the Company signed the closing of a transaction to acquire all of the shares of Laboratoire du Lactéol du Docteur Boucard S.A. a company specializing in the manufacturing and distribution of lyophilized powder and capsules containing Lactobacillus in France. The purchase price of $12.6 million was paid through the issue by the Company of 365,532 common shares at $13.04 per share, the remainder being paid in cash.

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SIGNATURES
AXCAN'S SECOND QUARTER EARNINGS INCREASE 30% REVENUES RISE 24%
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOWS
CONSOLIDATED EARNINGS
CONSOLIDATED RETAINED EARNINGS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS